Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street
Netanya 4250407, Israel

NOTICE OF 2022 ANNUAL
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to our 2022 ANNUAL General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, June 23, 2022 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	to re-elect five (5) directors, each for a term expiring at our 2023 Annual General Meeting of Shareholders;

(2)	to approve the terms of service including a grant of options to purchase our shares to certain directors;

(3)	to approve the grant of options to purchase our shares to Mr. Yossi Ben Shalom, the Chairman of our Board of Directors;

(4)	to approve a grant of options to purchase our shares to Mr. Dov Sella, our Chief Executive Officer;

(5)	to approve a grant of options to purchase our shares to certain executive officers; and

(6)
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 16, 2022 are entitled to notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us.

If your shares are held in a brokerage account or by a trustee or nominee, or through a member of the Tel Aviv Stock Exchange, or the TASE, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee nominee, or TASE member that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting or, if your shares are held by a TASE member, provide a certificate from your bank or your broker as to the number of shares owned by you at the record date.

If your shares are held via the Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to the offices of our company together with a proof of ownership issued by your broker (ishur baalut), as of the record date. Alternatively, you may vote ordinary shares of our company electronically via MAGNA, the electronic voting system of the Israel Securities Authority, up to 11:59 p.m. (Israel time) on June 20, 2022. You should receive instructions about electronic voting from your broker.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposals 3 and 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is May 26, 2022.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com, at the Israeli Securities Authority’s distribution site at www.magana.isa.co.il, the filing site of the Tel Aviv Stock Exchange Ltd. at www.maya.tase.co.il , the filing site of the Securities and Exchange Commission, or SEC, at www.edgar.gov, or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-76-538-6200) until the date of the Meeting.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

May 19, 2022

ii

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2022 ANNUAL General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2022 ANNUAL General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on June 23, 2022 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2022 ANNUAL General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 19, 2022.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to re-elect five (5) directors, each for a term expiring at our 2023 Annual General Meeting of Shareholders; (2) to approve the terms of service including a grant of options to purchase our shares to certain directors; (3) to approve the grant of options to purchase our shares to Mr. Yossi Ben Shalom, the Chairman of our Board of Directors; (4) to approve a grant of options to purchase our shares to Mr. Dov Sella, our Chief Executive Officer; (5) to approve a grant of options to purchase our shares to certain executive officers; and (6) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and all the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on May 16, 2022, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of May 16, 2022, the record date for determination of shareholders entitled to vote at the Meeting, there were 49,711,137 outstanding Ordinary Shares.

☐
Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

If you are a beneficial owner and your shares are held through the Tel Aviv Stock Exchange (the “TASE”) and you wish to participate in the Meeting, you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must present an ownership certificate that you may obtain from the TASE Clearing House Ltd (the “TASE Clearing House”) member through which your shares are registered indicating that you were the beneficial owner of such shares on May 16, 2022, the record date for the voting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to present an ownership certificate from the TASE Clearing House member in which name your shares are registered.

☐
Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

If you are a beneficial owner and your shares are held through the TASE, in order to vote you must  complete, sign and date the proxy card (in the form filed on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il and MAYA, the reporting site of the TASE at www.maya.tase.co.il ) and attach to it an ownership certificate from the TASE Clearing House member through which your shares are registered indicating that you were the beneficial owner of the shares on May 16, 2022, the record date for voting. The proxy card, together with the ownership certificate must be received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller), at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting If the TASE member holding your shares is not a TASE Clearing House member, please make sure to include an ownership certificate from the TASE Clearing House member in which name your shares are registered. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

☐
Electronic Voting through MAGNA. If your shares are held via our company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you may also vote your ordinary shares electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 11:59 p.m. (Israel time) on June 20, 2022. You should receive instructions about electronic voting from your broker.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner and your shares are held through the TASE, you may revoke or change your vote at any time before the meeting by communicating such change in writing or by executing and delivering a later-dated proxy provided such later dated proxy is received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller) or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals; Explanation of Personal Interest

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for Proposals 2, 3, 5 and 6, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In addition, the approval of Proposal 3 and Proposal 5 requires that the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC, the ISA and the TASE as soon as practicable following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our corporate news and SEC filings at: https://www.rada.com/investors;
•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov;
•	reviewing our ISA filings through the ISA’s MAGNA distribution system at www.magna.isa.gov.il; or
•	reviewing our TASE filings through the TASE’s MAYA filing system at www.maya.tase.co.il

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 24, 2022.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of May 16, 2022 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

The Phoenix Holdings Ltd. (3)	4,242,814	8.32%
Wellington Group Holdings LLP (4)	3,319,054	6.51%
Franklin Resources Inc. (5)	2,961,648	5.81%
Yossi Ben Shalom	31,250	*
Ofra Brown	-	*
Alon Dumanis	6,250	*
Joseph Weiss	6,250	*
Elan Sigal	-	*
Guy Zur	6,250	*
Dov Sella	484,375	*
Avi Israel	183,750	*
Oleg Kiperman	73,186	*
Yaniv Dorani	128,125	*
Alon Amity	-	*
Max Cohen	82,500	*
Bill Watson	265,625	*
Scott Wood	20,312	*
All directors and executive officers as a group (15 persons)	1,287,873	2.53%
* less than 5%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,711,137 Ordinary Shares issued and outstanding as of May 16, 2022.
(3)	Based on the Schedule 13G/A filed with the SEC on February 7, 2022. The address of The Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.
(4)	Based on an initial Schedule 13G filed with the SEC on February 4, 2022 by Wellington Group Holdings LLP. The address of its principal office is 280 Congress Street, Boston MA 02210.
(5)
Based on an initial Schedule 13G filed with the SEC on February 7, 2022 by Franklin Resources Inc. (together with Templeton Investment Counsel, LLC). The address of the principal office of Franklin Resources is One Franklin Parkway, San Mateo CA 94403.

1. ELECTION OF FIVE (5) DIRECTORS
(Item 1 on the Proxy Card)

The terms of service of all of our directors (other than the External Director) expire as of the Meeting. Mr. Yossi Ben Shalom, Mr. Joseph Weiss, Prof. Alon Dumanis, Mr. Guy Zur and Ms. Ofra Brown are standing for re-election to serve as directors for one-year terms to hold office until our 2023 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the five directors standing for re-election at this Meeting, we have one additional director that is an “external director” as defined by the Israeli Companies Law. All the members of our Board of Director, except for the external directors, may be re-elected upon completion of their term of office. Messrs. Yossi Ben Shalom, Joseph Weiss, Guy Zur and Alon Dumanis were elected to serve as directors by our shareholders at our 2021 Annual General Meeting of Shareholders that took place on June 23, 2021. Ms. Ofra Brown was appointed as a director by our Board of Directors on October 25, 2021. All of the nominees are standing for re-election for a one-year term until our 2023 Annual General Meeting of Shareholders.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our Audit Committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules.  Accordingly, we choose to follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. Notwithstanding the above, pursuant to the Companies Regulations (Relief  for Companies whose Securities are listed for trading in Stock Exchange outside of Israel), 5760-2000, or the Relief Regulations, if a company whose securities are listed in certain foreign exchanges, such as the NASDAQ Capital Market, does not have a controlling shareholder it may elect to not be required to appoint External Directors provided that (i) its Board of Directors’ composition includes the requisite number of independent directors that satisfy the independence requirement of the foreign law that applies to its listing, (ii) that the composition of its audit and compensation committee comply with the requirements of such foreign law and (iii) if at the time of appointment of any director all the directors are of the same gender, at least one of the directors must be of the other gender. As of October 2021, we have utilized this opt-out from the External Directors requirement.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he/she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he/she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him/her from serving as a director; and (iv) he/she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR), a director of T.G.I Infrastructures Ltd. (formerly Tadir-Gan (Accurate Products) 1993 Ltd.) (TASE: TGI), a director of ETGA Group Ltd. (TASE: ETGA) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Prof. Alon Dumanis has served as a director of RADA since September 16, 2015. He is the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense, Managing Partner of Augmentum Ltd., Co-Chairman and Founder of AIS Applied Industrial Scan Ltd. and a director of Lapidoth Capital (TASE:LAPD) and a director of SirVir Ltd. Between 2001 and 2015, Prof. Dumanis served as the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Prof. Dumanis is a former director of El Al Israel Airlines (TASE:LY), Tadiran Communications (TASE:TDCM), Nova Measuring Instruments (NASDAQ:NVMI), Protalix Biotherapeutics (NYSE:PLX), Spectronix (TASE:SPCT), Collplant (TASE:CLPT)  and Inventech Investments Co. Ltd. (TASE:IVTC). Previously, Prof. Dumanis served as the Head of Material Command for the Israeli Air Force, where he held the rank of Brigadier General. Prof. Dumanis holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University and he is currently a Faculty Member in Azrieli College of Engineering Jerusalem.

Joseph Weiss has served as director of RADA since December 25, 2019. Mr. Weiss served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company from 2012 until August 31, 2018. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 25 years in various field and headquarter positions and retired as a Captain (N). While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of radars and electronic intelligence & defense systems for military, paramilitary and law-enforcement markets. Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer, since August 2021, serves as Chairman of the Board of Maris-Tech Ltd. (NASDAQ:MTEK), a provider of remote video, audio, telemetry acquisition, distribution and sharing solutions and products, using high-end digital video, audio and wireless communication technologies. Since January 2021 Mr. Weiss has been serving as a director of Spacecom Ltd. (TASE:SCC) and as a director of Blade Ranger Ltd. (TASE:BLRN). Mr. Weiss holds a BSc. degree (with honors) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University and is an alumnus of the Royal College of Defense Studies, London.

Ofra Brown has served as our independent director, since October 25, 2021. Since 2013 Ms. Brown has served as Secretary and Corporate Affairs Office of VIZRT Ltd, a technological leader in the areas of real-time 3D graphics, studio automation, sports analysis and management tools for the media and entertainment industries.  She served as chief financial officer of VIZRT from 2001 to 2013, during which time it was a public company traded on the Frankfurt Stock Exchange and on the Oslo Stock Exchange. Since May 2018 Ms. Brown has served as an advisory director of Daroma Tzafona, a non-profit organization in Israel, whose mission is to transform the landscape of economic opportunity and bring sustainable socio-economic change in the Negev and Galilee. From 2010 to 2019, she served as an external director of Taldor Computer Systems (1986) Ltd. From 1999 until 2001, Ms. Brown served as the chief financial officer of BVR Technologies Ltd, a company that was traded on NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown previously served as a director of Cimatron Ltd., Investec Underwriting and Consulting (Israel) Ltd. and Pointer Telocation Systems Ltd.  Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Diversity of the Board of Directors

Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	6

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2023 Annual General Meeting of Shareholders.

Our External Director

External directors serve three-year terms.

Elan Sigal has served as an external director of RADA since August 2013. From October 2019 until May 2020, Mr. Sigal served as the Chief Financial Officer of Scodix, a capital equipment manufacturer in the printing industry. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company, must establish an Audit Committee. The Audit Committee must consist of at least three directors and must include all of the external directors. The majority of the members of the Audit Committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  The Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the Audit Committee. Any person who is not permitted to be a member of the Audit Committee may not be present in the meetings of the Audit Committee unless the chairman of the Audit Committee determines that such person’s presence is necessary, in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the Audit Committee’s discussions but not in any vote, and at the request of the Audit Committee, the secretary of such public company and its legal counsel may be present during the meeting.

The responsibilities of the Audit Committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The Audit Committee is required to establish and monitor whistleblower procedures. Under Israeli law, an Audit Committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the Audit Committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require listed companies to establish an Audit Committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Ofra Brown and Mr. Elan Sigal, our external directors under Israeli law, and Prof. Alon Dumanis, an independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an Audit Committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Law.

2.  APPROVAL OF THE TERMS OF SERVICE OF OUR DIRECTORS
(Item 2 on the Proxy Card)

Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the board of directors and the shareholders.

Currently, the compensation payable to all of our directors (other than Mr. Yossi Ben Shalom) is equal to the directors’ fees payable to our External Directors pursuant to the Companies Regulations (Rules with respect to Remunerations and Expenses to External Directors), 5760-2000 (the “Rules”), namely an annual fee of NIS 62,337 (currently approximately $18,227) and a variable participation fee of NIS 2,270 (currently approximately $664) (the “Standard Fees”). Pursuant to the Companies Regulations (Relives in Transactions with Interested Parties), 5760-2000 the Standard Fees are exempted from the approval requirement of the general meeting of our shareholders.

          Pursuant to the approval of our shareholders at the General Meeting that took place on June 23, 2021, in addition to the Standard Fees, currently paid to all of our directors (as long as they serve in such position) each of Messrs. Joseph Weiss, Guy Zur and Alon Dumanis were granted options to purchase 25,000 Ordinary Shares.

Our Compensation Committee and Board of Directors have approved, subject to the approval of our shareholders, the grant of options to purchase 25,000 Ordinary Shares to Ms. Ofra Brown, and the grant of additional options to purchase 10,000 Ordinary Shares to each of Messrs. Joseph Weiss, Guy Zur and Prof. Alon Dumanis (collectively the “Options”).

Our Compensation Committee and Board of Directors believe that the grant of the Options is in our best interest and are in line with the compensation philosophy and objectives as set forth in our Compensation Policy and in compliance with its provisions.

The Options are subject to our 102 Option Plan, as amended, pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance. The Options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25%. The vesting of the options may be accelerated by certain events that are detailed in our 102 Option Plan, including in the event of a change of control as such term is defined therein. The exercise price of the Options is US$ 9.503 which is equal to the average closing price of the Ordinary Shares on NASDAQ during the 30 days prior to February 9, 2022, the date of the grant thereof.

When reaching their conclusion, our Compensation Committee and Board of Directors considered the continued contribution of the directors to our operations and the following factors:

(i)
The grant of the Options creates an alignment with the performance of our company on a long-term basis, with a material portion of the director’s compensation at risk if our objectives are not achieved. In addition, the grant of the Options aligns the interests of our Directors with the interests of our shareholders;

(ii)	The grant of Options encourages the Directors to continue their engagement with the Company; and

(iii)	The grant of Options is in line with our Compensation Policy’s philosophy.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the payment of the Regular Fees to our directors in connection with their service as members of the Board of Directors, as well as the grant of (i) options to purchase 25,000 Ordinary Shares to Ms. Ofra Brown and (ii) options to purchase 10,000 Ordinary Shares to each of Prof. Alon Dumanis, Guy Zur and Joseph Weiss as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2022, is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

3.  APPROVAL OF GRANT OF OPTIONS TO THE CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 3 on the Proxy Card)

Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the board of directors and the shareholders.

Pursuant to the approval of our shareholders at the General Meeting that took place on June 4, 2020 we are paying a monthly payment of NIS 35,000 + VAT (currently approximately $10,234 + VAT), or the Management Fees, for time devoted by Mr. Ben Shalom as the Executive Chairman of our Board of Directors.

Pursuant to the approval of our shareholders at the General Meeting that took place on June 23, 2021, in addition to the Management Fees, Mr. Yossi Ben Shalom has received options to purchase 125,000 Ordinary Shares.

Our Compensation Committee and Board of Directors have approved, subject to the approval of our shareholders, the grant of options to purchase an additional 75,000 Ordinary Shares to Mr. Ben Shalom.

Our Compensation Committee and Board of Directors believe that the grant of these options is in our best interest and is in line with the compensation philosophy and objectives as set forth in our Compensation Policy and in compliance with its provisions.

The options that were granted to Mr. Ben Shalom are subject to our 102 Option Plan, as amended, pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance. The Options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25%. The vesting of the options may be accelerated in certain events that are detailed in our 102 Option Plan, including in the event of a change of control as such term is defined therein. The exercise price of the Options is US$ 9.503 which is equal to the average closing price of the Ordinary Shares on NASDAQ during the 30 days prior to February 9, 2022, the date of the grant thereof.

When reaching their conclusion, our Compensation Committee and Board of Directors considered the continued contribution of Mr. Ben Shalom to our operations, his active involvement in the development of its business and strategy, as well as the following factors:

(iv)
The grant of the options creates an alignment with the performance of our company on a long-term basis, with a material portion of the director’s compensation at risk if our objectives are not achieved. In addition, the grant of the options aligns the interests of Mr. Ben Shalom with the interests of our shareholders;

(v)	The grant of options encourages Mr. ben Shalom to continue his engagement with our company; and

(vi)	The grant of option is in line with our Compensation Policy’s philosophy.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 75,000 Ordinary Shares to Mr. Yossi Ben Shalom as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2022, is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

4.  APPROVAL OF GRANT OF OPTIONS TO MR. DOV SELLA, OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Dov Sella was appointed as our Chief Executive Officer on November 10, 2016. Prior to his appointment as CEO, Mr. Dov Sella served as our chief business development officer and previously as our chief operations officer.

Mr. Sella’s terms of employment were approved by our shareholders at the Extraordinary General Meetings held on January 15, 2017, January 16, 2019 and June 4, 2020 as well as the Annual General Meeting of our Shareholders that was held on June 23, 2021.

Our Audit Committee and Board of Directors resolved on February 9, 2022 to grant to Mr. Sella options to purchase 350,000 additional Ordinary Shares at an exercise price of US$9.503 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The options are subject to our 102 Option Plan, as amended, pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance. The options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25% each. The vesting of the options may be accelerated by certain events that are detailed in our 102 Option Plan, including in the event of a change of control as such term is defined therein.

Pursuant to the Israeli Companies Law, terms of employment of a company’s chief executive officer must be consistent with a company’s approved compensation policy and further require the approval of the Compensation Committee, the board of directors and the shareholders, in that order.

The proposed terms of employment of Mr. Sella were approved by our Compensation Committee and the Board of Directors for the following reasons:

(I)
Mr. Sella, who has been employed in our company for more than 15 years in various management positions and has been serving as CEO for the past five and a half years, has the knowledge, education, experience and skills required to serve as our CEO. The Audit Committee and the Board of Directors believe that it is essential that Mr. Sella continues to be employed as CEO of the Company. His deep knowledge of our field of activity and his extensive contributions to the expansion and development of our business during his service as CEO, including his initiating, leading and managing of strategic processes and significant transactions, which contributed significantly to the growth of our company and to the benefit of our shareholders.

(II)
Mr. Sella's overall compensation is in line with the desire to encourage and preserve successful managers, including the CEO, and to reward them for their contributions and hard work, achieving our objectives and advancing in both the short-term and the long-term, the interests of our company and our shareholders.

(III)
The threshold conditions for the CEO's annual compensation (including the maximum bonus amount and the long-term equity-based compensation) are adequate, reasonable and serve our goals and policies from a long-term perspective, since the parameters used to determine the eligibility and amount of the bonus are closely related the profitability and performance of the entire company.

(IV)
The Audit Committee and Board of Directors were presented with comparable data of CEOs of companies with similar characteristics (e.g., market value, annual profit, stock exchange classification, equity) that indicate that the salary offered to Mr. Sella is reasonable based on the compensation paid to executives in similar companies of the same size, and taking into account Mr. Sella's qualifications, accomplishments, responsibilities, dedication, expertise, professionalism, and the challenges we face.

(V)
The proposed terms of employment are consistent with the Compensation Policy, as amended. The compensation components offered to the CEO are within the relevant range determined in the Compensation Policy.

(VI)
The Audit Committee and the Board of Directors believe that the proportion between the terms of employment of the CEO and the salary of other employees, as well as the ratio to the average wage and the median wage of such employees, are reasonable and do not negatively affect our labor relations.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

 “RESOLVED, to approve the grant of options to purchase 350,000 Ordinary Shares, as detailed in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2022.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

We may approve the grant of options to purchase 350,000 Ordinary Shares to Mr. Sella, even if they are not approved by the shareholders, provided that each of the Audit Committee (in its capacity as Compensation Committee) and the Board of Directors has re-approved such grant, and provided detailed reasoning for their determination following a new discussion and taking into account the rejection by the shareholders.

5.  APPROVAL OF GRANT OF OPTIONS TO CERTAIN EXECUTIVE OFFICERS
(Item 5 on the Proxy Card)

Our Audit Committee and Board of Directors resolved on February 9, 2022, to grant to the following executive officers of our company and its subsidiaries options to purchase Ordinary Shares (the “Executives’ Options”) as follows:

Name	Position	Amount
Oleg Kiperman	CTO	30,000
Avi Israel	CFO	50,000
Yaniv Dorani	COO	50,000
Alon Amity(1)	CBDO	150,000
Bill Watson	CEO of RADA Technologies, LLC	50,000
Max Cohen	CEO of RADA Sensors Inc.	75,000
Scott Wood	CEO of RADA Innovations, LLC	25,000

(1)	Alon Amity has been acting Chief Business Development Officer as of April 1, 2022.

The exercise price of the Executives’ Options is US$9.503 per Ordinary Share, which reflects the average closing price of our Ordinary Shares on NASDAQ during the 30-day period before the date of grant. The Executives’ Options that are granted to Israeli executive officers are subject to our 102 Share Option Plan, as amended, pursuant to the capital gain route provided by Section 102 of the Israeli Income Tax Ordinance. The Executives’ Options shall vest over a period of four (4) years as follows: 25% shall vest at the first anniversary of the date of grant thereof and the balance shall vest in 12 equal consecutive quarterly installments of 6.25% each. The vesting of the options may be accelerated by certain events that are detailed in the applicable Option Plan, including in the event of a change of control as such term is defined therein.

When reaching their conclusion, our Compensation Committee and Board of Directors considered the continued contribution of these executive officers to our operations and to the development of our business and strategy, as well as the following factors:

(i)
The grant of the Executives’ Options creates an alignment with the performance of our company on a long-term basis, with a material portion of the executive officer compensation at risk if our objectives are not achieved. In addition, the grant of the Executives’ Options aligns the interests of such executive officers with the interests of our shareholders;

(ii)	The grant of options encourages the executive officers to continue their engagement with the company; and

(iii)	The grant of option is in line with our Compensation Policy’s philosophy and in compliance therewith.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve the grant of options to purchase Ordinary Shares to certain executive officers of the company and its subsidiaries, as detailed in the Proxy Statement for the Annual General Meeting of Shareholders of June 23, 2022.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

6.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

Our Shareholders first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and have re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2022 pursuant to the recommendation of our Audit Committee and Board of Directors. Because of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2021, we paid Kost Forer Gabbay & Kasierer approximately US$171,272 for audit services and approximately US$204,111 for non-audit and tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants of the company, to conduct the annual audit of its financial statements for the year ending December 31, 2022, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2021 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2021 as well as our annual report on Form 20-F for the year ended December 31, 2021 (filed with the SEC on March 24, 2022) may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements, free of charge, upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Yossi Ben Shalom Chairman of the Board of Directors

Dated: May 19, 2022